UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(F)-1 THEREUNDER

VENTURA ASSESTS LIMITED
(Exact name of company as specified in its charter)

Colorado (State or other jurisdiction of incorporation or organization)	000-53186 (Commission File Number)	37-1441050 (IRS Employer Id. No.)

1700 Pacific Ave, Suite 1880, Dallas, Texas 75201 (Address of principal executive offices, including zip code)

(214) 855-0808 (Company’s telephone number, including area code)

VENTURA ASSESTS LIMITED
1700 Pacific Avenue, Suite 1880
Dallas, Texas 75201
______________________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

January 10, 2011
_______________________________________________

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about January 10, 2011 to holders of record on January 6, 2011 of shares of common stock, no par value per share (“Common Stock”), of Ventura Assets Limited, a Colorado corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder.  This Information Statement is being delivered in connection with the appointment by Kevin B. Halter, Jr., our sole existing director, of Nathan Halsey as the new sole director of the Company, following the resignation of Mr. Halter pursuant to the terms of astock purchase transaction described below.The appointment will become effective following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l.

As of January 6, 2011, the Company had 1,500,000 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of stock purchase transaction (the “Transaction”) that closed on January 6, 2011 (the “Closing Date”) resulting in a change of control of the Company.  This Information Statementcontains certain biographical and other information concerning the executive officers and directors of the Company before and after the Closing Date.  Additional information about the Company and the Transaction will be contained in the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) after the Closing Date.  The Form 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC’s website at http://www.sec.gov.

THE STOCK PURCHASE TRANSACTION

On December 30, 2010, the Company, Halter Capital Corporation and Bon Amour International, LLC. executed a Stock Purchase Agreement, pursuant to which Bon Amour International, LLC purchased 1,255,000 shares of Common Stock from Halter Capital Corporation.   The Transaction closed on January 6, 2011 and resulted in a change in control of the Company.  As a result of this stock purchase and an additional private purchase of Company Common Stock, Bon Amour International, LLC owned 90% of the issued and outstanding Common Stock of the Company as of the Closing Date.

Pursuant to the terms of the Stock Purchase Agreement, effective ten days after the mailing of this Information Statement, the Company’s existing director, Kevin B. Halter, Jr. will resign as the sole director and appoint Nathan W. Halsey as the new sole director of the Company.

All current officers of the Company will resign upon Mr. Halter’s resignation as sole director, and Mr. Halsey, as the new sole director will appoint himself to serve as Chairman, Chief Executive Officer, President and Secretary of the Company.

GENERAL

Ventura Assets Limited (a development stage company) provides unclaimed property location services to the public. The Company assists clients in obtaining information regarding lost or forgotten estates, unclaimed assets and/or financial belongings within the United States.   The Company was incorporated under the laws of the State of Colorado on August 9, 2002, and has its principal office in Glendale, California.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing sole officer and director of the Company who holds the titles indicated.

Director Name of Person	Age	Position and Office Held with the Company	Since
Kevin B. Halter, Jr.	50	Chairman, Chief Executive Officer, President, Secretary, and Director	2010

Business Experience

Kevin B. Halter, Jr.

Mr. Halter has served as a member of the Board, and as the Company’s Chairman, CEO, President, and Secretary since December 2010.  Mr. Halter has been President of Securities Transfer Corporation since 1987, an SEC registered stock transfer company.  He has been a vice president and director of Halter Capital Corporation since 1987.  From 1994 to September 3, 2010 he has served as Vice President and Director of Millennia, Inc. From August 4, 1998 until February 27, 2004 he was a Director and Secretary-Treasurer of Millennia Tea Masters, Inc., now known as VoIP, Inc.  From January 31, 2005 until March 2005 he was President and a Director of Meditech, Inc., now known as Deli Solar (USA) Inc.  From March 30, 2005 until January 30, 2006 he was President and a Director of Strong Technical, Inc., now known as Zhongpin, Inc.  From October 18, 2005 until December 7, 2005, he was President and a Director of General Devices, Inc., now known as Aduromed Industries, Inc.  From February 21, 2006 until February 5, 2008 he was President and a Director of Rub A Dub Soap, Inc., now known as Sentaida Tire Company Limited.
NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

After completion of the stock purchase Transaction, the following person will be the sole director and officer of the Company holding the titles indicated:

Name	Age	Titles:
Nathan W. Halsey	34	President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

Business Experience

Nathan W. Halsey

Nathan W. Halsey, age 34, is the sole Manager, Chief Executive Officer and President of Bon Amour International, LLC. Mr. Halsey began his career as a management and strategy consultant for Ernst & Young, LLP. In this capacity, Mr. Halsey provided transformation advisory services to telecommunications companies. Mr. Halsey’s clients included businesses that ranged in size from start‐ups to Fortune 500 companies such as AT&T. In 2003, Mr. Halsey founded NWH Management, LLC, a holding and investment company with a focus on energy exploration and commercial real estate development. Between 2003 and 2008, Mr. Halsey oversaw the launch of three start-up portfolio companies, managed over $150 million in investments in energy exploration, commercial real estate development, and private equity participation in early stage technology companies. In 2009, Nathan became sole Manager, Chief Executive Officer and President of Bon Amour International, LLC, a NWH Management, LLC portfolio company. In May 2010, Nathan oversaw the opening of the Bonamour Asia regional headquarters office in Hong Kong. In its first four months of operations, Bonamour Asia expanded from Hong Kong to Singapore, Malaysia, and Indonesia.

CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee; instead the Board of Directors (the “Board”) performs these functions.  Because the Company has had only one director, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations.  The Board has not established an audit or compensation committee for similar reasons.  Immediately following completion of the Transaction, it is anticipated that this structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

During the year 2010, the Board of Directors held one meeting.

EXECUTIVE COMPENSATION

Executive Compensation

The Company does not pay any compensation to its officers and directors and did not paid compensation in any amount or of any kind to its executive officers or directors for the years ended 2009 and 2010.  There are no stock options or other derivative securities outstanding.

No stock has been issued to any officer, employee or director of the Company except in their capacity as investors.  Although we have no current plan in existence, we may adopt a plan to pay or accrue cash compensation to our officers and directors for services rendered.  We currently do not have a stock incentive plan for the benefit of officers, directors or employees, but our Board may recommend the adoption of such programs in the future.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5.  To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2010, all Section 16(a) filing requirements applicable to its insiders were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of January 6, 2010, the Company had 1,500,000 shares of Common Stock issued and outstanding.  There is no other class of voting security of the Company issued or outstanding.

The following table sets forth certain information with respect to the beneficial ownership of our common stock, with respect to each of our named directors and executive officers, each person known to us to be the beneficial owner of more than five percent (5%) of said securities, and all of our directors and executive officers as a group:

Following the ten-day waiting period following the mailing of this Information Statement and the change of management to occur as a result thereof, the following ownership information will apply.

Name and Address of Beneficial Owner	Title of Class	Amount of Beneficial Ownership	Percent of Class

Nathan W. Halsey (1) President, Chief Executive Officer, Secretary and Director c/o Ventura Assets Limited 1700 Pacific Ave., Suite 1880, Dallas, TX 75201	Common	1,350,000	90%

Bon Amour International, LLC 1700 Pacific Ave., Suite 1880, Dallas, TX 75201	Common	1,350,000	90%

Kevin B. Halter, Jr. Former Chairman, Chief Executive Officer, President, Secretary and Director c/o Halter Capital Corporation 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034	Common	0	0%

All Directors and Officers c/o Ventura Assets Limited 1700 Pacific Ave., Suite 1880, Dallas, TX 75201	Common	1,350,000	90%

(1)
By virtue of his relationship with Bon Amour International, LLC, as an equity holder and its sole Manager and officer, the shares of Common Stock owned by Bon Amour International, LLC may be deemed indirectly beneficially owned by Mr. Halsey. Mr. Halsey disclaims beneficial ownership of such shares.

Code of Ethics

The Company has not yet adopted a comprehensive written code of ethics. It is generally the Company’s policy that its operations are to be conducted in compliance with the law and with the highest ethical standards.

Director Compensation

Our directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business.  The directors must be present at the meeting to constitute a quorum.  However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Directors do not receive compensation for their services.

By Order of the Board of Directors

/s/ Kevin B. Halter, Jr.
Kevin B. Halter, Jr.